Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP POURS FIRST GOLD AT PEÑASQUITO PROJECT

VANCOUVER, BRITISH COLUMBIA, MAY 13, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to announce that it has poured its first gold at the Peñasquito project in Zacatecas, Mexico.  Nearly two million tonnes of ore has been stacked on the heap leach pads, with percolation rates, heap chemistry and gold recovery rates meeting or exceeding expectations.

“The first gold pour at Peñasquito is an important milestone and a testament to the hard work of our employees in Mexico,” said Kevin McArthur, Goldcorp President and Chief Executive Officer.  “I am especially pleased that the project recently surpassed the million man-hour point without a lost-time accident.  This will be one of the largest and lowest-cost precious metals mines in North America and a primary value driver for Goldcorp and its shareholders for many years to come.”

Construction of the project remains on schedule and on budget.  Once commercial production is achieved, Peñasquito is expected to annually produce over 400,000 ounces of gold and 30 million ounces of silver. In addition, substantial amounts of zinc and lead will be produced over the 19 year mine life.

To view photographs of the first gold pour at Penasquito, please visit Company Updates at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com